Exhibit 4.11

Certain confidential information contained in this document, marked by [**], has been omitted because SOPHiA GENETICS SA(SOPHiA) has determined that the information (i) is not material and (ii) is the type that SOPHiA customarily and actually treats as private or confidential.

SUPPLY AGREEMENT

This Supply Agreement (this “Agreement”) is made as of the 4th day of January, 2019 (the “Effective Date”) by and between New England Biolabs, Inc., a Massachusetts corporation, having a principal place of business at [**] (“NEB”), and Sophia Genetics SA, a Swiss corporation, having its principal place of business at Rue du Centre 172, 1025 St-Sulpice, Switzerland (“Purchaser”).  NEB and Purchaser may each be referred to individually as a “Party”, or together as the “Parties”.

RECITALS

WHEREAS, NEB is in the business of the design, development, manufacture and commercialization of life science reagents and kits;

WHEREAS, Purchaser is a health technology company which has developed the SOPHiA Artificial Intelligence genomic analysis software tool; and

WHEREAS, NEB and Purchaser want to enter into a supply agreement under which NEB will supply and Purchaser will buy certain reagent(s), subject to the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The terms defined in this Article 1, wherever used in this Agreement in the singular or the plural, shall have the meanings ascribed to them below.

1.1“Affiliate” means, with respect to a Party, any corporation or other entity that is directly or indirectly controlling, controlled by or under common control of NEB or Purchaser, as the case may be.  As used in this definition, the term “control” shall mean the direct or indirect ownership of more than fifty percent (50%) of the stock or other securities having the right to vote for directors thereof.

1.2“Applicable Laws” means all relevant federal, state, local and foreign laws, statutes, rules, regulations and ordinances, as well as industry standards and guidelines issued by any governmental or regulatory authority.

1.3“Calendar Year” means each twelve (12) month period commencing January 1st of each year through the term of this Agreement.

1.4“Facility” means NEB’s facility located at [**], as may be modified from time to time by NEB, by providing a [**] prior written notice to Purchaser.

1.5“Intellectual Property Rights” means all rights in patents, copyrights, trade secrets, known-how, trademarks, service marks, trade dress, and other intellectual property rights, current, pending or future, under the laws of any jurisdiction, together with all applications therefor and registrations thereto.

1.6Intentionally Left Blank.

1.7“Price” means the price(s) for the Product(s) set forth in Exhibit A, as updated pursuant to Section 3.1.

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1.8“Product” means the product or products described in Exhibit A.

1.9“Specifications” means the specifications and/or similar requirements for each Product set forth in Exhibit B, as may be updated pursuant to Section 4.

1.10“Third Party” means any person or entity other than NEB, NEB’s Affiliates, Purchaser or Purchaser’s Affiliates.

1.11Additional Defined Terms.  Each of the Following terms will have the meaning described in the section of this Agreement reference below:

Term	Section Defined	Term	Section Defined
Agreement	Introduction	Party / Parties	Introduction
Claim	7.1	Purchase Order	2.3
Confidential Information	9.1	Purchaser	Introduction
Damages	7.1	Receiving Party	9.1
Disclosing Party	9.1	Renewal Term	8.1
Effective Date	Introduction	Required Quantity	2.4
Indemnitee	7.3	Rolling Forecast	2.2
Indemnitor	7.3	Shortage of Supply	2.6
Initial Term	8.1	Term	8.1
NEB	Introduction	TSCA	5.2(b)

Exhibit List

Exhibit A – Price and Products

Exhibit B – Specifications

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ARTICLE 2

PRODUCT SUPPLY

2.1Supply.  Subject to the terms and conditions of this Agreement, NEB shall supply the Products to Purchaser, and Purchaser shall purchase the Products from NEB in accordance with the terms of this Agreement.

2.2Forecasts.  Beginning no later than [**] following the Effective Date, and thereafter at least [**] before the first day of [**] of each year, Purchaser shall provide NEB with a written forecast of Purchaser’s estimated Product supply requirements for the following twelve (12) month period (each, a “Rolling Forecast”).  If the supply requirements in the Rolling Forecast are beyond NEB’s then-current production capacity, then NEB will notify the Purchaser of this and has the right to reject the Rolling Forecast as proposed.  If NEB rejects such Rolling Forecast, NEB and Purchaser shall meet to discuss how to best address this issue and mutually agree on a revised Rolling Forecast.   The [**] of each Rolling Forecast will be binding and the remaining [**] will be non-binding and serve only as a good faith estimate to facilitate NEB’s production scheduling.

2.3Purchase Orders.  Purchaser shall submit written purchase orders for Products to NEB (each, a “Purchase Order”) in accordance with the minimum order quantity requirements set out in Exhibit A.  Each Purchase Order must specify the quantity of each Product to be delivered as well as the delivery destination(s) and delivery date(s) using delivery schedules and lead times as may be agreed upon by the Parties, provided that Purchaser shall not specify lead times that are less than [**] from the date the Purchase Order was received by NEB unless otherwise agreed in writing by NEB.  Each Purchase Order will be binding on Purchaser and must be consistent with the binding portion of the Rolling Forecast.  NEB shall notify Purchaser within [**] if the Purchase Order has been accepted; provided that NEB shall not unreasonably reject any Purchase Order so long as the quantity of Product ordered, cumulatively with all other Purchase Orders submitted to NEB for Product delivery during such [**], is equal to or less than the quantity of Product specified in the binding portion of the then-current Rolling Forecast and the Purchase Order is otherwise compliant with the requirements of this Section 2.3.  NEB shall use commercially reasonable efforts to fill Purchase Orders for any quantity of Product that, alone or cumulatively with other Purchase Orders submitted to NEB for Product delivery during such [**], exceeds the amount specified in the binding portion of the then-current Rolling Forecast.  Any Purchaser-proposed changes in the quantity, method of shipment, schedule or place of delivery after the submission of a Purchase Order must be provided to NEB in writing and will only be effective if approved in writing by NEB.

2.4Minimum Purchase Requirements.  With respect to [**] and each [**] during the Term thereafter, NEB shall make available to Purchaser, and Purchaser shall purchase from NEB at least the quantity of each of the Product(s) as set forth in Exhibit C (the “Required Quantity”).  Prior to the start of each Calendar Year, the Required Quantity for each Product for the following Calendar Year shall be agreed upon in good faith by mutual agreement of the Parties.  If any NEB products are added to Exhibit A after the Effective Date, the Required Quantity for such products shall be agreed by the Parties and identified in the amendment to add such products to the Agreement

2.5Shipping.  NEB shall deliver the Products ordered by Purchaser in accordance with Section 2.3 to the location specified in the applicable Purchase Order within [**] of the delivery dates specified in the applicable Purchase Order.  Subject to the terms of payment for shipping in Article 3, all shipments will be DAP named place of destination (Incoterms 2010).  The place of destination shall be Purchaser’s offices in Geneva, Chemin des Mines 9, 1202, Geneva, Switzerland (“Sophia Geneva”). Furthermore, nothing contained herein shall limit the Parties’ ability to add or remove places of destination per mutual written agreement. Title to Products will pass to Purchaser at the time of delivery of such Products to named place of destination.  NEB shall ship Products in accordance with any agreed-upon shipment specifications or as otherwise agreed in writing by the

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Parties and in accordance with this Agreement.  Purchaser shall, in accordance with the terms of this Agreement, pay for all Products delivered to it in accordance with a valid and accepted Purchase Order.

2.6Shortage of Supply.  If NEB is unable, or anticipates that it will not be able, to supply Purchaser’s requirements for the Product for the binding portion of the Rolling Forecast (a “Shortage of Supply”), NEB shall promptly notify Purchaser in writing, and shall include in such notice its estimate of the duration of the delay.  NEB shall use its [**] to remedy any Shortage of Supply and resume supplying Product under this Agreement to Purchaser.  In the event of a Shortage of Supply, after the expiration of a reasonable period of time [**] during which NEB may remedy the cause of its Shortage of Supply, Purchaser shall be relieved from its obligations to purchase any yet undelivered quantities of Product identified in any outstanding Purchase Order or that are subject to the binding portion of the then current Rolling Forecast, and may cancel such quantities effective upon written notice to NEB.  [**].

ARTICLE 3

PRICE AND PAYMENTS

3.1Price.  The Initial Price for each Product sold under this Agreement is set forth in Exhibit A.  The Parties agree to discuss in good faith adjusting the Price of a Product in the event of any increase in NEB’s documented cost by a minimum of [**] with respect to: (a) labor associated with the manufacture of such Product, or (b) raw materials used in the manufacture of such Product that are purchased from Third Party suppliers.  In addition, the effective Prices may be increased [**] by NEB after NEB provides Purchaser with at least [**] prior written notice.  Such [**] price increases will not exceed [**] of the prior year Prices.

3.2Invoice; Payment.  NEB shall submit an invoice to Purchaser upon shipment of the Product ordered by Purchaser under this Agreement.  The invoice will be sent to the address specified in the Purchase Order, and each invoice will state the Price for the Product in a given shipment, plus any taxes and other costs incident to the purchase or shipment to be paid by Purchaser.  Purchaser shall make all payments by direct bank transfer to an account designed in NEB’s invoice or by check payable to NEB.  Purchaser shall pay in U.S. Dollars within [**] from the date of Purchaser’s receipt of an invoice from NEB.  If the actual quantity of Products ordered by Purchaser are less than those set forth in the binding portion of the Rolling Forecast, Purchaser nonetheless shall be obligated to pay for the amount of Products set forth in the binding portion of the Rolling Forecast at the price set forth in Exhibit A, which amount will be due and payable within [**] of Purchaser’s receipt of NEB’s invoice therefor.  Purchaser shall also be obliged to pay for the amount, if any, by which the Required Quantity for a Calendar Year exceeds the actual quantity of Products ordered by Purchaser for such Calendar Year, such quantity shortfalls to be paid for at the price set forth in Exhibit C, which amount will be due and payable [**] of Purchaser’s receipt of NEB’s invoice therefor. NEB may charge interest for late payment at [**].  Payment by Purchaser will not constitute acceptance of any shipment of Product or impair Purchaser’s right of inspection and rejection under Article 4 below.  In addition to any other remedy that NEB may have at law or equity, NEB may stop shipment of Products without violation of any other Section of this Agreement in the event that Purchaser’s payment is past [**] due for any outstanding invoice.  Upon payment in full of such outstanding invoices (including applied interest), NEB shall commence shipment of Products hereunder.

3.3Shipping Charges.  Purchaser shall be responsible for all freight, shipping, handling fees, import duties, and related charges for orders shipped outside of the United States.  NEB will apply a freight charge of [**] for orders shipped to Sophia Geneva when the total value of a Purchase Order is less than [**]. NEB will not apply a freight charge for orders shipped to Sophia Geneva when

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the total value of the applicable Purchase Order is greater than [**].  All shipments will be made DDP named place of destination (Incoterms 2010).

3.4Taxes.  All sales taxes, value added taxes, duties, levies, surcharges or other similar charges and any penalties levied thereon that relate to any amounts paid for the Products hereunder shall be the responsibility of, and paid by, Purchaser.  If NEB is required to pay any of these amounts, Purchaser shall reimburse NEB thereafter or provide to NEB an exemption certificate or other document acceptable to the authority that is imposing the payment.

ARTICLE 4

QUALITY; ACCEPTANCE AND REJECTION

4.1Quality Systems and Assurance.  The Quality Management System and standards employed by NEB to manage and monitor Product quality are based upon the latest effective versions of ISO9001 and ISO13485.  Prior to each shipment of Product, NEB shall perform quality control procedures reasonably necessary to ensure that the Product to be shipped conforms fully to the Specifications.  Each shipment of Product must be accompanied by a certificate of analysis or other such documentation as specified in Exhibit B identifying the Product lot number(s) and describing all current requirements of the applicable Specifications and results of tests performed certifying that the quantities of each Product supplied have been manufactured, controlled and released according to the applicable Specifications.

4.2Replacement/Refund.  Upon delivery of the Product, Purchaser shall have [**] to inspect the Product and shall notify NEB in writing of any defect or non-conformity. Should no such notice be provided by Purchaser, the Products shall be deemed accepted, unless a defect or non-conformity which could not have been reasonably detected upon diligent inspection of the Product is found thereafter, in which case a warranty claim may be made during the applicable valid warranty period pursuant to Section 6.3. Upon a non-conformity or defect being reported, NEB shall organize the replacement of the non-conforming Products, at NEB’s expense. The return or destruction of non-conforming Products shall be organized and paid for by NEB and at NEB’s discretion.  Should the parties disagree on the conformity of a Product with its specifications, the Parties shall hire, upon mutual agreement, an external neutral consultant to assess said Products and their conformity with the required specifications. The findings of such consultant shall be binding upon the Parties and the expenses of the consultant shall be paid by the losing Party, as well as the fees for stocking of the alleged non-conforming Products.

4.3Recall.  If NEB reasonably believes a recall may be necessary with respect to any Product provided under this Agreement, NEB shall promptly notify Purchaser in writing.  Each Party shall provide reasonable assistance to the other Party in conducting a recall, including providing each other with all reasonably pertinent records and information. As between Purchaser and NEB, NEB shall be responsible for all Direct Costs of a recall to the extent such recall results from NEB’s failure to manufacture Products in accordance with the applicable Specification, or otherwise to the extent such recall is a result of NEB’s negligence or willful misconduct. Purchaser shall be responsible for all recall to the extent such recall results from Purchaser’s negligence or willful misconduct. In the event that both Parties are liable for the recall, the Parties will agree to share the costs of the recall in such proportions as the Parties deem reasonable given each Party’s responsibility for the recall.  In the event that the Parties cannot agree on the apportionment of liability, the Parties shall jointly appoint an independent expert whose written determination on the issue shall be final. As used in this paragraph, “Direct Costs” mean reasonable out-of-pocket expenses incurred by a Party as a direct result of a Product recall hereunder, including expenses incurred for customer notifications and destruction or return of recalled Products.

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ARTICLE 5

RESTRICTIONS; DISCLAIMERS

5.1Restricted Use.  Purchaser acknowledges that the Products may only be used in the Field, and for and in compliance with the applicable intended use statement, limited use statement or limited label license (if any) set forth in Exhibit A.

5.2Disclaimers.

(a)The Products were designed for research use only and were not intended for any other purposes including, without limitation, ex vivo or in vivo therapeutic use, diagnostic use, investigational use in foods, drugs, devices or cosmetics of any kind, or for consumption by or use in connection with or administration or application to humans or animals.  Purchaser acknowledges that the Products have not been tested by or for NEB for safety or efficacy.  Purchaser is solely (and without assistance from NEB) responsible (i) for confirming that the Products are suitable for Purchaser’s intended purpose and use; (ii) for confirming that Purchaser’s use complies with Applicable Laws and (iii) for obtaining all necessary approvals, licenses, Third Party Intellectual Property Rights, and permissions needed for such use.  Purchaser represents and warrants to NEB that it will properly test, use, and, to the extent authorized, market any Products, and any final articles made from the Products, in accordance with all Applicable Laws.

(b)Purchaser acknowledges that because Products are intended by NEB for research and development purposes, they or one or more of their components may not be on the Toxic Substances Control Act (“TSCA”) Inventory.  Purchaser assumes responsibility to ensure that the Products and the components thereof are in compliance with applicable requirements under TSCA, if applicable, including without limitation, the exemption for research and development, using the Products under the supervision of a technically qualified individual, maintaining all necessary labeling, and providing all necessary notifications.  NEB does not and assumes no responsibility or obligation to, conduct research to learn the hazards involved for any of Purchaser’s uses of the Products, such uses are at Purchaser’s sole risk. Additionally, as between Purchaser and NEB, Purchaser is responsible to warn its customers, employees and any auxiliary personnel (such as freight handlers) of any risks involved in using or handling the Products.  Purchaser shall comply with instructions for use of the Products furnished by NEB, if any, and shall not misuse the Products.  If the Products are to be repackaged, relabeled or used as starting materials or components of other products, Purchaser will verify NEB’s assay of the Products, qualify the Products for such applications, and comply with all Applicable Laws relating to labeling or providing other communications to customers.  Purchaser acknowledges that NEB provides material Safety Data Sheets for the Products, and that they are available electronically on NEB’s web site at www.neb.com, or by calling NEB at 1-800-632-5227, and that Purchaser is willing and able to access the Safety Data Sheets for the Products by these means.  Purchaser also agrees to inform its employees of the risks, if any, involved in using or handling the Products and to train and equip them to handle the Products safely.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1Mutual Representations and Warranties.  Each Party represents and warrants to the other Party that (a) the execution, delivery and performance of this Agreement by such Party are within its power and authority and has been duly authorized by all necessary corporate action; (b) this Agreement is legal and valid and the obligations binding upon such Party are enforceable by their terms; and (c) the execution, delivery and performance of this Agreement by such Party does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it may be bound.

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6.2Purchaser Acknowledgement.  Nothing in this Agreement will be construed as a representation or warranty that the use of the Products is or will be free from infringement of Third-Party Intellectual Property Rights.  Purchaser acknowledges that it is the sole responsibility of Purchaser to determine whether it may be required to obtain any Third-Party Intellectual Property Rights depending upon the particular application in which the Product is used.

6.3Product Warranty.

(a)NEB warrants that the Products will meet the applicable Specifications until the expiration dates specified on the Product packaging, or if not specified, then [**] from the date that NEB delivers such Product to Purchaser.  This warranty shall not be effective if Purchaser has altered or misused the Product or has failed to use or store such Product in accordance with instructions furnished by NEB or the defects to the Product result from negligence, neglect or accident of any party other than NEB or a Party acting on behalf of or mandated by NEB.  NEB shall replace the Products that are non-conforming or defective free of charge upon the return of such Product in accordance with NEB’s instructions, provided however that the Parties may instead agree on a credit or refund in accordance with Subsection 4.2.  This Section 6.3(a) sets out NEB’s sole and exclusive liability, and Purchaser’s sole and exclusive remedy with respect to a valid warranty claim made pursuant to this Section 6.3.

(b)THE WARRANTY ABOVE EXTENDS ONLY TO PURCHASER, AND PURCHASER CANNOT TRANSFER IT.  THE WARRANTY ABOVE IS EXCLUSIVE, AND NEB MAKES NO OTHER WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, OF NON-INFRINGEMENT, OR REGARDING RESULTS OBTAINED THROUGH THE USE OF ANY PRODUCT OR SERVICE. IF NEB MANUFACTURES CUSTOM PRODUCTS FOR PURCHASER BASED ON INSTRUCTIONS, SPECIFICATIONS, OR OTHER DIRECTIONS PROVIDED BY PURCHASER, NEB SHALL NOT BE LIABLE FOR THE QUALITY OF THE PRODUCTS TO THE EXTENT ATTRIBUTABLE TO SUCH INSTRUCTIONS, SPECIFICATIONS, OR OTHER DIRECTIONS.

ARTICLE 7

INDEMNIFICATION; LIMITATION OF LIABILITY

7.1NEB’s Indemnity.

(a)General Indemnity. NEB shall indemnify and defend Purchaser, its directors, officers, employees, agents, successors and assigns from and against all liabilities, expenses, and costs (including reasonable attorneys’ fees and court costs) (collectively, “Damages”) arising out of any Third Party claim, complaint, suit, proceeding or cause of action against any of them (each, a “Claim”) resulting from one or more of the following: (a) NEB’s gross negligence or intentional misconduct; (b) NEB’s breach of its representations and warranties under Section 6.1; or (c) NEB’s material breach of any of its obligations under this Agreement.  Notwithstanding anything set out in Subsections 7.1(a) or (b), NEB shall have no obligations for any Damages to the extent that they are related to Purchaser’s own negligence or willful misconduct.

(b)Infringement Indemnity. NEB will defend and indemnify Purchaser against infringement Damages finally awarded in any legal action brought by a Third Party against Purchaser to the extent that the action is based on a Claim that NEB’s manufacture and sale of a Product infringes any valid Intellectual Property Right of such Third Party. This infringement indemnity does not apply to claims that arose based on (a) Purchaser’s failure to comply with the Agreement, (b) Purchaser’s failure to acquire any applicable rights required for Purchaser’s particular use of the Product, (c) Products that NEB made, assembled or labeled in reliance upon Purchaser’s

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instructions, specifications, or other directions, or (d) Purchaser’s use or resale of Products, (e) modifications made by Purchaser or any Third Party.

THE INDEMNITY SET OUT IN THIS SECTION 7.1(b) IS NEB’S ONLY LIABILITY TO PURCHASER, AND PURCHASER’S ONLY REMEDY, FOR ANY INFRINGEMENT OR CLAIMED INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS BY OR INCONNECTION WITH ANY PRODUCT.

7.2Purchaser’s Indemnity.  Purchaser shall indemnify, hold harmless, and defend NEB, its directors, officers, employees, agents, successors and assigns from and against any Damages arising out of any Third Party Claims resulting from one or more of the following: (a) Purchaser’s gross negligence or intentional misconduct; (b) Purchaser’s breach of its representations and warranties under Section 6.1; (c) Purchaser’s material breach of any of its obligations under this Agreement; (d) manufacture or sale of a Product to the extent made under Purchaser’s instructions, specifications or other directions; or (e) any modification, use or resale of the Product and any final articles made therefrom by Purchaser or its distributors or customers, including without limitation, any Claims related to product liability or infringement of Third Party Intellectual Property Rights.  Notwithstanding the foregoing, Purchaser shall have no obligations under this Article 7 for Damages to the extent that they are related to NEB’s own negligence or willful misconduct.

7.3Indemnification Procedure.  Any Party seeking indemnification under this Article 7 (the “Indemnitee”) shall promptly notify the indemnifying Party (the “Indemnitor”) in writing of any possible Damages or Claim, and the Indemnitor shall assume and have exclusive control over the defense thereof with counsel selected by the Indemnitor that is reasonably satisfactory to the Indemnitee; provided, however, that the Indemnitee shall have the right to fully participate in any such action or proceeding and to retain its own (additional) counsel at its own expense (provided that the reasonable fees and expenses of such counsel for the Indemnitee shall be paid by the Indemnitor only if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate under applicable standards of professional conduct due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceedings).  Neither the Indemnitor nor the Indemnitee shall enter into any settlement agreement with any Third Party without the prior written consent of the other Party, which consent will not be unreasonably withheld or delayed, unless such settlement: (i) includes an unconditional release of Indemnitee from all liability arising out of such claim;(ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of Indemnitee; and (iii) does not contain any equitable order, judgment or term (other than the fact of payment or the amount of such payment) that in any manner affects, restrains or interferes with the business of Indemnitee.  The failure to deliver notice to the Indemnitor within a reasonable time after the commencement of any action, to the extent prejudicial to its ability to defend such action, will relieve the Indemnitor of its obligations under this Article 7, but the failure to deliver notice to the Indemnitor will not relieve the Indemnitor of any obligations that it may have to any Indemnitee hereunder otherwise than as stated in this sentence.  The Indemnitee shall, at the reasonable and verifiable out-of-pocket expenses of the Indemnitor, cooperate with the Indemnitor and its legal representatives in the investigation and defense of any Claim covered by this Agreement.

7.4Product Replacement.  If at any time, in NEB’s sole opinion, the manufacture or sale of any of the Products may become the subject of a patent infringement claim, NEB may at its sole option: (a) procure for Purchaser the rights to continue using the applicable Product; (b) replace the applicable Products with a reasonable substitute or modify such Products so that the applicable activity is no longer infringing; or (c) stop selling the Product to Purchaser and accept for return any outstanding such Products for a credit.  For clarity, none of the actions taken pursuant to this Section 7.4 will be deemed a breach of any other terms of this Agreement, nor will they be deemed an admission of infringement.

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7.5Limitation of Liability.  TO THE FULLEST EXTENT ALLOWED BY LAW, IN NO EVENT SHALL EITHER PARTY BE LIABLE UNDER ANY LEGAL THEORY (INCLUDING BUT NOT LIMITED TO CONTRACT, NEGLIGENCE, STRICT LIABILITY IN TORT OR WARRANTY OF ANY KIND) FOR ANY INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL OR EXEMPLARY DAMAGES, OR FOR ANY LOST PROFITS, EVEN IF SUCH PARTY HAD NOTICE OF THE POSSIBILITY OF SUCH DAMAGES OR SUCH DAMAGES ARE FORESEEABLE.   SECTIONS 7.1 AND 7.2 SETS FORTH THE ENTIRE LIABILITY AND OBLIGATION OF THE INDEMNIFYING PARTY AND THE SOLE AND EXCLUSIVE REMEDY FOR THE INDEMNIFIED PARTY FOR ANY DAMAGES INDEMNIFIED OR DEFENDED UNDER ARTICLE 7. NEB’S MAXIMUM LIABILITY, IF ANY, UNDER THIS AGREEMENT, INCLUDING WITHOUT LIMITATION CONTRACT DAMAGES AND DAMAGES FOR INJURIES TO PERSONS OR PROPERTY, WHETHER ARISING FROM INDEMNIFICATION OBLIGATIONS HEREUNDER, BREACH OF THESE TERMS AND CONDITIONS, BREACH OF WARRANTY, NEGLIGENCE, STRICT LIABILITY, OR OTHER TORT WITH RESPECT TO THE PRODUCT(S), OR ANY SERVICES IN CONNECTION WITH THE PRODUCT(S), IS LIMITED TO AN AMOUNT NOT TO EXCEED THE AGGREGATE PURCHASE PRICE OF THE PARTICULAR PRODUCT(S) THAT IS THE SUBJECT OF SUCH LIABILITY ACTUALLY PURCHASED HEREUNDER IN THE YEAR IN WHICH THE ACTION OCCURRED.  ALL CLAIMS BY PURCHASER FOR BREACH OR DEFAULT UNDER THIS AGREEMENT MUST BE BROUGHT WITHIN ONE (1) YEAR AFTER THE CAUSE OF ACTION INCURRED OR SHALL BE DEEMED WAIVED. NOTHING CONTAINED HEREIN SHALL LIMIT A PARTY’S LIABILITY IN CASE OF GROSS NEGLIGENCE OR WILFULL MISCONDUCT.

ARTICLE 8

TERM AND TERMINATION

8.1Term.  The term of this Agreement shall commence on the Effective Date and shall continue for an initial term of three (3) years (“Initial Term”).  Thereafter, this Agreement shall automatically renew for successive two (2) year periods (each, a “Renewal Term” and the Initial Term together with any and all applicable Renewal Terms, the “Term”), unless either Party notifies the other Party in writing at least six (6) months prior to the expiration of the then-current Term that such Party does not wish to continue this Agreement.

8.2Termination for Breach.  Either Party may terminate this Agreement if the other Party commits a material breach of any of its warranties, covenants, conditions, obligations or agreements contained herein, provided that such breach continues for a period of [**] after the non-breaching Party provides the breaching Party with written notice thereof.  Such termination shall be immediately effective upon the non-breaching Party providing the breaching Party with further written notice of termination after the breaching Party failed to cure such breach within [**] cure period.

8.3Termination for Bankruptcy.  Either Party may immediately terminate this Agreement, upon giving written notice to the other Party, in the event that the other Party is declared bankrupt by a court of competent jurisdiction or is the subject of any reorganization (other than a corporate reorganization effected in the ordinary course of business and not arising out of any insolvency) or winding up, receivership or dissolution, bankruptcy or liquidation proceeding, or any proceeding or action similar to one or more of the above, which proceeding is not dismissed within [**] .  The failure of either Party to give notice of termination upon obtaining knowledge of any such event shall not be interpreted as a waiver of such Party’s rights under this Section 8.3, and such Party reserves the right to exercise any such rights at any time after the occurrence of any such event.

8.4Termination by Mutual Agreement.  The Parties may terminate this Agreement for any reason at any time by mutual agreement if set forth in writing and executed by an authorized representative of each Party.

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8.5Termination for Stoppage.  NEB shall the right to terminate this Agreement with respect to one or more Product(s) after providing at least [**] prior written notice to Purchaser if NEB has determined to cease manufacture and sale of such Product(s).

8.6Effects of Termination.  It is understood that termination or expiration of this Agreement will not relieve a Party from any liability that, at the time of such termination or expiration, has already accrued to the other Party.  For clarity, expiration or termination of this Agreement for any reason will not relieve Purchaser’s obligation to purchase any Product ordered under any outstanding Purchase Orders or subject to the binding portion of the Rolling Forecast but not yet ordered.  The provisions of Articles 1, 5, 7, 8, 9 and 10, and Sections 4.2, 6.2, and 6.3 will survive the expiration or termination of this Agreement for any reason, subject to any time limitations stated therein.  All other rights and obligations of the Parties will cease upon termination of this Agreement.

ARTICLE 9

CONFIDENTIALITY; PUBLICITY

9.1Definitions.  “Confidential Information” means any information furnished by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) pursuant to, and related to the purpose of, this Agreement, whether written or oral, including without limitation any technical, scientific, trade, research, manufacturing, marketing, supplier, business, financial or other information.

9.2Non-Disclosure and Non-Use.  During the Term and for [**] thereafter (unless the Confidential Information constitutes a trade secret under Applicable Laws in which case, until such Confidential Information no longer constitutes a trade secret), the Receiving Party shall (a) keep confidential and not publish or otherwise disclose Confidential Information or use Confidential Information for any purpose other than as permitted under, or required to perform its obligations under, this Agreement; (b) protect the Confidential Information with the same degree of care as it normally uses to preserve and safeguard its own proprietary information of like nature, but not less than a reasonable degree of care; and (c) disclose Confidential Information only to its employees, advisors, agents herein.

9.3Exclusions.  Confidential Information will not include information that the Receiving Party can establish by competent written proof (a) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party; (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party; (c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party in breach of this Agreement; (d) was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others; or (e) was independently developed by the Receiving Party without the aid, use or application of the Confidential Information.  In addition, disclosure of Confidential Information is not prohibited to the extent required to comply with Applicable Laws or regulations, or with a valid court or administrative order, provided that the Receiving Party (i) promptly notifies the Disclosing Party in writing of the existence, terms and circumstances of such required disclosure; (ii) consults with the Disclosing Party on the advisability of taking legally available steps to resist or narrow such disclosure; and (iii) takes all reasonable and lawful actions to obtain confidential treatment for such disclosure.

9.4Return of Confidential Information.  Upon the termination or expiration of this Agreement, at the written request of the Disclosing Party, the Receiving Party shall return to the Disclosing Party or destroy all originals, copies, and summaries of documents, materials, and other tangible manifestations of Confidential Information in the possession or control of the Receiving Party

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(including its employees, advisors, agents and Affiliates); provided, however, that one (1) copy of the Confidential Information may be retained by the Receiving Party for the sole purpose of monitoring its ongoing obligations hereunder.

9.5Publicity.  Except as required by Applicable Laws, neither Party shall use the name of the other Party in any publicity or advertising without the prior written approval of the other Party. The Parties agree not to disclose any terms or conditions of this Agreement to any Third Party without the prior written consent of the other Party, except as required by Applicable Laws.  Notwithstanding the foregoing, prior to providing any documentation or other materials referring to NEB to, or making any filing referring to NEB with, a regulatory or other government authority or other Third Party, Purchaser shall provide NEB with an advance copy of such documentation with reasonable time to allow NEB to review and comment on such documentation. Further, Purchaser shall incorporate any reasonable changes to language relating to NEB and/or its Products requested by NEB prior to Purchaser’s disclosure in the documentation it creates after the notification by NEB.  The restrictions on the use of a Party’s name in this Section 9.5 shall pertain to the name of the Party and the name of any Affiliates of such Party.

ARTICLE 10

GENERAL PROVISIONS

10.1Legal Compliance; Export Control.  Each Party shall comply in all material respects with all laws, rules and regulations applicable to its conduct pursuant to this Agreement.  Without limiting the foregoing, Purchaser acknowledges that the Products are subject to U.S. export control laws and regulations.  Purchaser agrees to not, directly or indirectly, (a) sell, export, reexport, transfer, divert, or otherwise dispose of any Products, software, or technology (including products derived from or based on such technology) received from NEB to any destination, entity, or person prohibited by the laws or regulations of the United States, or (b) use the Product for any use prohibited by any Applicable Laws, without obtaining prior authorization from the competent government authorities as required by those laws and regulations.

10.2Force Majeure.  Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any provision of this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party including, without limitation, fire, floods, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, terrorism, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other Party; provided, however, that the Party so affected shall use commercially reasonable efforts to avoid or remove such causes of nonperformance, and shall continue to perform hereunder with reasonable dispatch whenever such causes are removed; and provided, further, that in no event shall a Party be required to settle any labor dispute or disturbance.  Either Party shall provide the other Party with prompt written notice of any delay or failure to perform that occurs by reason of force majeure.  The Parties shall mutually seek a resolution of the delay or the failure to perform as noted above.  The Parties shall use their respective reasonable efforts to prevent or mitigate the consequences of such events.

10.3Assignment.  This Agreement may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that each of the Parties may, without such consent, assign this Agreement and its rights and obligations hereunder (a) in connection with the transfer or sale of all or substantially all of the portion of its business to which this Agreement relates; and (b) to its Affiliates.  In the event of any assignment, (i) the assigning Party shall deliver written notice of the assignment to the other Party, (ii) the assignee shall agree to be bound to the obligations of the assigning Party, (iii) the assigning Party shall remain liable for the performance of all obligations

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under this Agreement as if the assignment did not occur, except in the case of a consolidation or merger where the assigning Party is not the surviving entity, and (iv) in the event the assignee fails to meet its performance obligations under the Agreement the assignee shall be subject to the terms and conditions for breach and termination under this Agreement.

10.4Severability.  If any term, covenant or condition of this Agreement or the application thereof to any Party to circumstance is, to any extent, held to be invalid or unenforceable, then the remainder of this Agreement, or the application of such term, covenant or condition to the Parties or circumstances other than those as to which it is held invalid or unenforceable, will not be affected thereby and each term, covenant or condition of this Agreement will be valid and enforced to the fullest extent permitted by law.

10.5Notices.  Any consent, notice or report required or permitted to be given or made under this Agreement by one of the Parties hereto to the other shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery or courier) or courier, postage prepaid (where applicable), addressed to such other Party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to addressor and shall be effective upon receipt by the addressee.

To NEB:	New England Biolabs, Inc.
[**]
with a copy to:	New England Biolabs, Inc.
[**]

To Purchaser:	Sophia Genetics SA
Rue du Centre 172
1025 St-Sulpice, Switzerland
legal@sophiagenetics.com
Attention: Legal Affairs Office

10.6Entire Agreement.  The terms and provisions contained in the Agreement (including the Exhibits hereto) constitute the entire agreement between the Parties and supersede all previous communications, representations, agreements or understandings, either oral or written, between the Parties with respect to the subject matter hereof.  No agreement or understanding varying or extending this Agreement will be binding upon either Party hereto, unless set forth in a writing which specifically refers to the Agreement signed by duly authorized officers or representatives of the respective Parties, and the provisions hereof not specifically amended thereby shall remain in full force and effect.  No terms contained in any standard form purchase order, order acknowledgment, invoice, Product warranty literature or Product manuals, or similar standardized form shall be construed to amend or modify the terms of this Agreement and in the event of any conflict, the Agreement shall control, unless the Parties otherwise expressly agree in writing that specifically states an intent to amend the terms of this Agreement and identifies the terms of this Agreement to be so amended.

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10.7Waiver.  Except as specifically provided for herein, the waiver from time-to-time by either Party of any of its rights or its failure to exercise any remedy will not operate or be construed as a continuing waiver of same or of any other of such Party’s rights or remedies provided in this Agreement.  No waiver of any breach of a provision of this Agreement will be effective unless made in writing and signed by an authorized representative of the waiving Party.  The delay or failure of either Party at any time to require performance of any provision of this Agreement shall in no manner affect such Party’s rights at a later time to enforce the same.

10.8Independent Contractors.  The relationship of NEB and Purchaser established by this Agreement is that of independent contractors.  Nothing in this Agreement shall be construed to create a partnership, joint venture, agency or other fiduciary relationship between Purchaser and NEB.  Neither Party shall have any right, power or authority to assume, create or incur any expense, liability or obligation, express or implied, on behalf of the other.

10.9Governing Law.  This Agreement shall be construed and interpreted in accordance with the laws of the England and Wales, without regard to conflict of law principles.

10.10Headings.  The headings contained in this Agreement are for reference purposes only and are no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provisions hereof.

10.11Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized representatives to execute this Supply Agreement as of the Effective Date.

SOPHIA GENETICS SA		NEW ENGLAND BIOLABS, INC.
By:	/s/ Jurgi Camblong	By:	/s/ Dr. Salvatore V. Russello
Name:	Jurgi Camblong	Name:	Dr. Salvatore V. Russello
Title:	CEO	Title:	Director,
OEM & Customized Solutions

By:  /s/ Valentin Matillon

Name:  Valentin Matillon

Title:  CFO

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[Exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. SOPHiA GENETICS SA undertakes to provide a copy of the omitted exhibits to the Securities and Exchange Commission or its staff upon request.]

Exhibit B

[**]

1

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